U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: IVA Fiduciary Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

645 Madison Avenue
12th Floor
New York, NY 10022

Telephone Number (including area code): (212) 584-3570

Name and address of agent for service of process:

Michael W. Malafronte
c/o IVA Fiduciary Trust
645 Madison Avenue
12th Floor
New York, NY 10022
212 584-3582.

Check Appropriate Blank:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

NOTICE

A copy of the Agreement and Declaration of Trust of IVA Fiduciary Trust (the “Trust”), together with all amendments thereto, is on file with the Secretary of the Commonwealth of Massachusetts and notice is hereby given that this Notification of Registration is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Notification of Registration are not binding upon any of the Trustees of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York and State of New York on the 20th day of June, 2008.

IVA Fiduciary Trust

By: /s/ Charles de Lardemelle
Charles de Lardemelle
President and Chief Executive Officer

Attest:

By: /s/ Stefanie Hempstead
Stefanie Hempstead
Treasurer and Chief Financial Officer